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SECURIT[illegible] [illegible]SION

SEC
Mail Processing
Section
DEC 28 2012
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-5281

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BRIMBERG & CO., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave, Suite 534
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jack Brimberg — (212) 332-4440
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 WEST 57TH STREET, SUITE 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD
1/11/13

OATH OR AFFIRMATION

I, Jack Brimberg, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Brimberg & Co., L.P. (Company), as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jack Brimberg, CEO

SHUI KAM LEI, NOTARY PUBLIC
State of New York, NO. 0LE6161424
Qualified in Kings County
Commission Expires February 26, 2015

Sworn and subscribed to before me this 27 day of December, 2012.

This report contains (check all applicable boxes):

			Page
		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Partners' Capital.	5
()	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
()	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)	
()	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
()	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).	
()	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	10 – 11
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	12 - 13

BRIMBERG & CO., L.P.

(SEC I.D. No. 8-5281)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED OCTOBER 31, 2012

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Brimberg & Co., L.P.

We have audited the accompanying balance sheet of Brimberg & Co., L.P. as of October 31, 2012 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brimberg & Co., L.P. at October 31, 2012, and the results of its operations, changes in partners' capital, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 26, 2012

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

BRIMBERG & CO., L.P.
BALANCE SHEET
OCTOBER 31, 2012

ASSETS

Cash	$	960
Receivable from clearing broker		66,495
Marketable securities, at fair value		615
Prepaid expense		566
Property and equipment, net of accumulated depreciation		941
Other assets		4,690
Total Assets	$	74,267

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	41,820
Securities sold not yet purchased, at market		1,800
Total Liabilities		43,620
Contingencies		-
Partners' capital		30,647
Total Liabilities and Partners' Capital	$	74,267

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2012

Revenues:	
Commissions	$ 374,050
Advisory fees	48,435
Private Placement Fees	177,847
Interest Income	423
Realized and unrealized gain (loss)	(1,935)
Total Revenues	598,820
Costs and Expenses:	
Salaries and related taxes	8,167
Clearing expenses	91,697
Travel and entertainment	24,211
Professional fees	42,706
Commission expenses	102,185
Guaranteed payments	207,780
Outside service	24,150
Business Development	72,000
Rent	88,096
Quote	1,867
Telephone	2,236
Regulatory fees	8,078
Depreciation	2,253
Other	60,265
SIPC	1,272
Insurance	35,369
Total Costs and Expenses	772,332
Net (loss)	$ (173,512)

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2012

Cash Flows From Operating Activities:		
Net (loss)	$	(173,512)
Depreciation		2,253
Adjustment to reconcile net (loss) to net cash provided by operating activities:		
(Increase) in receivable from clearing broker		(25,744)
Decrease in Marketable securities, at fair value		1,935
(Increase) in prepaid expense		(17)
Decrease in other assets		37,502
Increase in commissions, accounts payable and accrued expenses		20,620
Increase in commissions, accounts payable and accrued expenses		1,800
Net Cash (Used) By Operating Activities		(135,163)
Cash Flows From Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Partners' contributions		130,200
Net Cash Provided by Financing Activities		130,200
Net (Decrease) In Cash		(4,963)
Cash at beginning of the year		5,923
Cash at end of the year	$	960

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED OCTOBER 31, 2012

		Total Partners' Capital
Balance, November 1, 2011	$	73,959
Partners contributions		130,200
Net (loss)		(173,512)
Balance, October 31, 2012	$	30,647

See Independent Accountants' Report and Accompanying Notes

BRIMBERG & CO., L.P.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Brimberg & Co., L.P. (the "Company") was organized in the State of New York on November 24, 1993, as a limited partnership, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation (Pershing), securities transactions of the Company are cleared through Pershing and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Securities owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years.

Income Taxes

The Company is taxed as a partnership and the accompanying financial statements do not include any provision for federal or state income taxes. Each partner of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2012 the Company had net capital of $24,180 which was $19,180 in excess of the amount required.

4. COMMITMENTS AND CONTINGENCIES

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. There activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheer risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. The uncertain financial market could adversely affect the Company's operations.

From time to time, the Company has cash at a bank in excess of FDIC insured limits resulting from this concentration.

BRIMBERG & CO., L.P.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2012

LEASE COMMITMENT

The Company entered into a rental agreement with American Independence Fnancial Services LLC at 230 Park Avenue, NY, NY beginning July 1, 2012 at a monthly rate of $7,000.

Lease Payments in Arrears – The Company has an office lease requiring monthly payments of $7,000. As of October 31, 2012, the Company had accrued $7,000 for unpaid rents for the month of October. As of the conclusion of our audit field work, the Company had not paid its October, November, and December rents—a total of $21,000.

BRIMBERG & CO., L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2012

NET CAPITAL:		
Total partners' capital	$	30,647
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		566
Property and equipment		941
Other assets		4,690
Net capital before haircuts on securities positions		24,450
Haircuts on securities positions		270
Undue concentration		-
Net Capital		24,180
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	41,820
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital		19,180
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	18,180
Percentage of aggregate indebtedness to net capital is		173%

The above computation does not differ materially from the October 31, 2012 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Partners of
Brimberg & Co., L.P.
666 Fifth Avenue
15th Floor
New York, NY 10103

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2012, which were agreed to by Brimberg & Co., L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Brimberg & Co., L.P.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Brimberg & Co., L.P.'s management is responsible for the Brimberg & Co., L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 26, 2012

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Brimberg & Co.

In planning and performing our audit of the financial statements and supplementary information of Brimberg & Co.(the "Company") for the year ended October 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2012, to meet the Commission's objectives.

This report is intended solely for the information and use of the General Partners, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
December 26, 2012